Exhibit 1

ADB Systems International Ltd.
6725 Airport Road, Suite 201
Mississauga, ON L4V 1V2
Tel: 905-672-7467 / Facsimile: 905-672-7514
Website: www.adbsys.com
(TSX: ADY; OTCBB: ADBY)

For Immediate Release

ADB CONFIRMS BOARD APPOINTMENT

Toronto, ON  – June 25, 2004 – ADB Systems International (TSX: ADY; OTCBB: ADBY), a global provider of asset lifecycle management solutions, announced today that Dr. Duncan Copeland was elected to the Board of Directors at its Annual Meeting on June 23, 2004. Dr. Copeland was previously a member of the Company’s Board of Directors and has an extensive background in information technology, business consulting and academia. Dr. Copeland is a U.S. resident and his appointment to the Board of Directors is subject to TSX approval.

Dr. Copeland replaces Dr. Glen Whyte who resigned from the Company’s Board of Directors effective June 23, 2004.  Dr. Whyte has served on ADB’s Board for one year and has resigned for personal reasons.

“Dr. Whyte has made a significant contribution to the Board of Directors and the Company during this past year,” Mr. Lymburner said.  “I wish him, on behalf of the Board, the greatest of success in his future. Dr. Copeland’s background with ADB combined with his IT expertise will be a valuable asset.”

About ADB Systems International Ltd.

ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value.  ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services.  Current customers include BP, GE Commercial Equipment Financing, Halliburton Energy Resources, the National Health Service, permanent TSB, Talisman Energy, and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.  ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.).  The company’s shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBY).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause ADB’s (“the Company”) results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company’s products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company’s plans will be achieved.

Contacts:
At ADB Systems International Ltd.
Joe Racanelli, Director of Marketing
Tel: (905) 672-7467 ext. 273
Fax: (905) 672-9928
E-mail: jracanelli@adbsys.com